Subsidiaries of SUN BANCORP, INC.


     The following table sets forth the subsidiaries of the Registrant at December 31, 1996. Each subsidiary is wholly-owned by the Registrant.


             Name                           Organized Under the Laws of

Sun Bank                                      The State of Pennsylvania
    Selinsgrove, PA

SUN Life Insurance Company                    The State of Arizona
    Phoenix, AZ